Broadridge Financial Solutions, Inc. 1981 Marcus Avenue, Lake Success, NY 11042 631 254 1806 Direct 516 472 5014 Fax www.broadridge.com

Michael Liberatore
Acting Principal Financial Officer michael.liberatore@broadridge.com

April 11, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 8, 2013
File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated March 31, 2014 (the “March 2014 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2013 (the “Form 10-K”). For your convenience, the Company has repeated the comments as set forth in the March 2014 Comment Letter and set forth the Company’s response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

Dividend Policy, page 23

1. We note your disclosure that subsidiaries through which you provide your business process outsourcing and mutual fund processing services, are regulated and may be subject to restrictions on their ability to pay dividends to you. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X with respect to providing footnote disclosure about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Please refer to SAB Topic 6K for further guidance.

RESPONSE:

In response to the Staff’s comment, at June 30, 2013 the total combined restricted net assets of the Company’s consolidated and unconsolidated subsidiaries (which includes the Company’s equity in undistributed earnings of 50% or less owned entities under the equity method) that perform business process outsourcing and mutual fund processing services were $18.4 million, which is less than 3% of the Company’s consolidated net assets. The restricted net assets of these subsidiaries did not meet the 25% test requiring the disclosures outlined in paragraph 3(i) and (ii) of Rule 4-08(e) of Regulation S-X.

However, in future Form 10-K filings, the Company will include the underlined language below in the “Dividends Policy” section of Item 5. to provide clarity regarding the lack of significance such restrictions have on the ability of the Company to pay dividends.

Dividend Policy

We expect to pay cash dividends on our common stock. On August 7, 2013, our Board of Directors increased our quarterly cash dividend by $0.03 per share to $0.21 per share, an increase in our annual dividend amount from $0.72 to $0.84 per share. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends will be dependent on our receiving dividends from our operating subsidiaries. Our subsidiaries through which we provide our business process outsourcing and mutual fund processing services are regulated and may be subject to restrictions on their ability to pay dividends to us. We do not believe that these restrictions are significant enough to impact the Company’s ability to pay dividends.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 30

Income Taxes, page 31

2. We note your disclosure that the Company does not believe that it is more likely than not that it will be able to utilize all of the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings, resulting in valuation allowances. Since it appears that evaluating whether deferred tax asset valuation allowances are needed involves significant management judgment and estimates, please tell us why you have not discussed these estimates and assumptions, along with the implications of the uncertainties associated with these estimates and assumptions, within your critical accounting policy.

RESPONSE:

The Company agrees that evaluating whether deferred tax asset (DTA) valuation allowances (VA) are needed involves significant management judgment and estimates. With respect to the evaluation of a specific DTA and whether such DTA meets the “more likely than not” threshold for asset realization as prescribed under ASC No. 740, the Company reviews historical data, forecasts, carryforward periods, relevant tax law of the jurisdiction(s) to which the DTA applies, the current local business environment (e.g., customer base, competition) and any other factors that could influence the realization of the DTA. The Company regularly reviews all these factors to determine whether any new positive or negative evidence has arisen to change the evaluation of whether a VA should be applied or removed, or increased or decreased against a DTA.

In response to the Staff’s comment, in future Form 10-K filings the Company will provide more detailed disclosure with respect to the aforementioned factors which influenced the Company’s determination as to whether to remove, increase or decrease a VA against a DTA. The underlined language below will be added to the disclosure in the “Critical Accounting Policies” section of Item 7.

Income Taxes. We account for income taxes in accordance with ASC No. 740, “Income Taxes,” which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). The Company is subject to the continuous examination of our income tax returns by the IRS, state and foreign tax authorities. A change in the assessment of the outcomes of such matters could materially impact our Consolidated Financial Statements. As of June 30, 2013, we had estimated foreign net operating loss carryforwards of approximately $22.8 million of which $1.9 million expires in 2017 through 2027 and $20.9 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $54.6 million, which expire in 2018 through 2032.

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that we will not be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings. We have recorded valuation allowances of $12.5 million and $14.7 million at June 30, 2013 and 2012, respectively. ~~because the Company does not believe that it is~~

~~more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.~~ The determination as to whether a deferred tax asset will be recognized is made on a jurisdictional basis and is based on the evaluation of historical taxable income (loss), projected future taxable income, carryforward periods, scheduled reversals of deferred tax liabilities and tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The assumptions used to project future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

Results of Operations, page 32

Analysis of Consolidated Statements of Earnings from Continuing Operations, page 35

Fiscal Year 2013 Compared to Fiscal Year 2012, page 35

Total Expenses, page 35

3. Please explain to us and disclose why postage increased 7% in fiscal 2013 but only increased 1% in fiscal 2012. In this regard, postage is a material operating expense of your business and the substantive reasons for this apparently large fiscal 2013 increase should be disclosed. It appears the increase could be related to the cost of postage, a change in shipping volume, or both factors. If the increase was driven by multiple underlying factors, please separately quantify the impact of each factor if possible. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, the increase in postage in fiscal year 2013 was due to higher distribution volumes resulting from increased recurring and event-driven investor communications activity. The change in the cost of postage had a negligible impact on the increase in postage. The Company is providing draft disclosure below that includes additional information explaining the changes in distribution cost of revenues that the Company will include in future filings. The underlined language below represents language that will be added to the disclosure.

Distribution cost of revenues for the fiscal year ended June 30, 2013 were $662.3 million, an increase of $41.3 million, or 7%, compared to $621.0 million for the fiscal year ended June 30, 2012. The increase was due to recurring and event-driven activity increasing by 4% and 3%, respectively. Distribution cost of revenues consists primarily of postage related expenses. Fluctuations in foreign currency exchange rates decreased cost of revenues by $5.5 million.

Provision for income taxes, page 36

4. We note your effective tax rate for the fiscal year ended June 30, 2013 compared to the prior year effective tax rate decreased 3.4% due to changes in the geographical mix of income, among other reasons. If changes in the geographical mix of income were a significant driver of the decrease in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, the geographical mix of income was one of the primary components in the change of the fiscal year 2013 effective tax rate (“ETR”) relative to the rate for fiscal year 2012. The primary components in the relative change in the ETR were as follows:

•	the fiscal year 2013 ETR benefit from the recognition of a prior year foreign tax credit;

•	the fiscal year 2012 ETR expense from the application of a VA against a U.S. federal capital loss DTA and the tax write-off of certain state net operating tax loss carryforwards, all of which were related to the Penson Worldwide, Inc. (“PWI”) transaction; and

•	geographical mix of income.

In future filings, the Company will continue to make reference to geographical mix of income as a component in the change in the ETR if it is significant relative to other components.

The disclosure below represents how the revised disclosure will be presented in the Company’s Form 10-K for the fiscal year ended June 30, 2014. The underlined language below will be added to the disclosure.

Provision for income taxes. Provision for income taxes and effective tax rates for the fiscal year ended June 30, 2013 were $111.1 million and 34.4%, respectively, compared to $75.9 million and 37.8%, for the fiscal year ended June 30, 2012, respectively. The change in the Company’s effective tax rate was primarily attributable to the recognition this fiscal year of certain prior year foreign tax credits, ~~changes in the geographical mix of income and~~ coupled with last fiscal year’s valuation allowance on capital tax losses and write-off of certain state tax net operating loss carryforwards both of which were related to the PWI ~~common stock~~ transaction ~~and write-off of certain state tax net operating loss carryforwards~~ resulting in a decrease in the effective tax rate of approximately 500 basis points. Changes in the geographical mix of income partially offset this decrease by approximately 150 basis points, driven by a decrease in foreign earnings as a percentage of total earnings from continuing operations before income taxes in fiscal year 2013. In fiscal year 2012, the PWI transaction negatively impacted U.S. earnings, which increased the influence of the geographical mix of income on the rate change. In general, the Company’s foreign earnings are subject to a lower corporate income tax rate relative to the tax rate applied against U.S. income. Geographical mix of income going forward may impact the effective tax rate as the geographical mix of business changes.

Adjusted Net Earnings from Continuing Operations, page 41

5. We note your reconciliation of adjusted net earnings from continuing operations contains an adjustment for acquisition amortization and other costs. Further, we note that you are providing this non-GAAP measure because it helps your investors understand the effect of nonrecurring items on your reported results. Explain to us why the acquisition adjustment item should not be considered a recurring item. In this regard, we note this adjustment was made for the past three fiscal years in your reconciliation. Similarly, we note that restructuring and impairment charges were incurred in each of the last two years. Please revise your disclosure so that you do not indicate that these items are nonrecurring, infrequent or unusual. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2014, the Company will revise the disclosure and remove the reference to “non-recurring” and “unusual” when referencing any adjustment items such as the items commented upon by the Staff.

Financial Condition, Liquidity and Capital Resources, page 42

Cash flows, page 44

6. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows for the fiscal year ended June 30, 2012 compared to June 30, 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows your analysis should focus on factors that directly affect cash. Refer to item 1 of Section IV.B of SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company will include a comparative discussion within the Financial Condition, Liquidity and Capital Resources section for all periods presented in the Consolidated Statement of Cash Flows. In future Form 10-K filings, the discussion of changes in cash flows for all periods presented will be provided and the discussion will focus on items that have a direct impact on cash as required by item 1 of Section IV.B of SEC Release No. 33-8350.

7. It appears there is a typographical error related to your discussion of investing cash flows. In this regard, it appears from your consolidated statements of cash flows that $110.5 million of net cash flows were used in investing activities for the fiscal year ended June 30, 2012; not June 30, 2011 as disclosed. Please advise us and revise your disclosure.

RESPONSE:

In response to the Staff’s comment, the Company agrees that a typographical error exists in the Form 10-K in the “Financial Condition, Liquidity and Capital Resources” section pertaining to the discussion on net cash flows from investing activities. The Company will correct this typographical error in the Company’s Form 10-K for the fiscal year ended June 30, 2014.

Item 8. Financial Statements and Supplementary Data, page 49

Consolidated Statement of Earnings, page 52

8. Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

RESPONSE:

In response to the Staff’s comment, in future Form 10-K filings, in compliance with paragraph 5 of ASC 260-10-45 the Company will not disclose Dividends declared per common share on the face of the Consolidated Statement of Earnings.

Notes to Consolidated Financial Statements, page 57

Note 2. Summary of Significant Accounting Policies, page 58

9. We note distribution cost of revenues consists primarily of postage related expenses. Please note the classification of postage or shipping and handling costs is an accounting policy decision and should be disclosed pursuant to ASC 235. We refer you to ASC 605-45-50-2.

RESPONSE:

In response to the Staff’s comment, in future Form 10-K filings, in compliance with ASC 235, the Company will include the language below in the Summary of Significant Accounting Policies footnote relating to distribution cost of revenues.

x. Distribution Cost of Revenues. Distribution cost of revenues consists primarily of postage related expenses incurred in connection with our Investor Communication Solutions segment. These costs are reflected in Cost of Revenues in the Consolidated Statement of Earnings.

Note 16. Income Taxes, page 77

10. We note the $36.7 million reduction in the unrecognized tax benefit liability in fiscal 2013 related to your APA settlement as discussed on page 79. We also note your disclosure on page 42 that under the APA, a net $50.0 million of cash was transferred from two of your Canadian subsidiaries to the parent company during the third fiscal quarter of 2013 and all tax effects pertaining to this APA were accrued in the prior fiscal year. Tell us the facts and circumstances leading to the APA agreement and settlement. Further, explain to us why $50 million in cash was transferred from your Canadian subsidiaries. Lastly, tell us how you believe your assertion that accumulated earnings attributable to foreign subsidiaries are permanently reinvested complies with ASC 740-30-25-17 given the transfer of $50 million from your Canadian subsidiaries.

RESPONSE:

The Advance Pricing Agreement (“APA”) was a bilateral tax agreement between the U.S. Internal Revenue Service and the Canadian Revenue Authority with respect to the royalty percentages that should have been charged by certain Broadridge U.S. affiliate companies to their sister Broadridge Canadian affiliates for the use of certain software in Canada and reimbursement for certain expenses. The APA was executed in fiscal year 2013 for tax years 2007 through 2012. Pursuant to the APA, Broadridge U.S. affiliates were obligated to raise the royalty rates previously charged during the 2007 to 2012 tax years. This change in royalty rates had the effect of the U.S. and Canadian companies refiling their 2007 to 2012 income tax returns to reflect these royalty rate changes. As a result of this taxable income recharacterization between the U.S. and Canadian subsidiaries, approximately $75.0 million of pre-tax earnings previously recognized by the Canadian subsidiaries was reallocated as pre-tax earnings of the Broadridge U.S. subsidiaries and included in Broadridge U.S. federal and state taxable income. On an after-tax basis, Broadridge U.S. received approximately $50.0 million (as referenced on page 42 of the Form 10-K, under “Financial Condition, Liquidity and Capital Resources”) from Broadridge Canada. Correspondingly, Broadridge Canada applied for a tax refund of approximately $25.0 million in Canada for the tax previously paid on the excess royalty amounts.

Given that the APA resulted in a change of previously reported earnings in Canada, the gross $75.0 million payment to Broadridge U.S. was not viewed as a repatriation of earnings to the U.S. parent company. Broadridge U.S., under the terms of the APA, was obligated to recharacterize its Canadian earnings into U.S. earnings. Accordingly, because the $75.0 million payment was not repatriation but a reallocation of earnings, the Company was not required to take this payment into consideration for purposes of determining whether Broadridge Canada’s earnings were permanently reinvested and not falling under the purview of ASC 740-30-25-17.

Broadridge acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 631-254-1806, or David Lisa, Corporate Controller and Acting Principal Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ Michael Liberatore

Michael Liberatore

Acting Principal Financial Officer

cc:

Securities and Exchange Commission

Robert Babula, Staff Accountant

Broadridge Financial Solutions, Inc.

Richard J. Daly, President and Chief Executive Officer

Adam D. Amsterdam, Vice President, General Counsel and Secretary

David J. Lisa, Corporate Controller and Acting Principal Accounting Officer